UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          Insituform Technologies, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    457667103
                         ------------------------------
                                 (CUSIP Number)

                               Janet T. Geldzahler
                               Sullivan & Cromwell
              1701 Pennsylvania Ave., N.W., Washington, D.C. 20006
                                 (202) 956-7515
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 2, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D


CUSIP NO.       457667103               PAGE     2        OF               PAGES
          --------------------               ------------    -------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interstate Properties
      22-1858622
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) |_|
                                                                  (B) |X|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
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                  7    SOLE VOTING POWER

                        1,316,072
  NUMBER OF      ---------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH        ---------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON
     WITH               1,316,072
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,316,072
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.3%
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14   TYPE OF REPORTING PERSON*

                  PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 2 to the Schedule 13D of Interstate Properties ("Interstate") with respect to the Class A Common Stock, par value $0.01 per share (the "Shares") of Insituform Group Technologies, a Delaware corporation (the "Company") amends such Schedule 13D as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of the close of business on May 5, 2000, Interstate owned in the aggregate 1,316,072 Shares, which constitutes approximately 5.3% of the outstanding Shares, based on 24,714,084 of such Shares outstanding as of April 6, 2000, according to the Company's Proxy Statement for the 2000 Annual Meeting. In addition, Mr. Wight owns 4,672 Shares, a foundation controlled by Mr. Wight owns 2,991 Shares and Mr. Roth owns 10,000 Shares. Interstate disclaims any beneficial ownership of Mr. Wight's, the foundation's or Mr. Roth's Shares.

         (b) Interstate has the sole power to vote and dispose of the 1,316,072 Shares held by it. Each of Mr. Wight and Mr. Roth has the sole power to vote and to dispose of the Shares held by him and Mr. Wight has the sole power to vote and dispose of the foundation's Shares.

         Annex 1 hereto sets forth the transactions engaged in by Interstate in the past 60 days in the open market.


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



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2000




                                      By: /s/ Steven Roth
                                         ---------------------------------------
                                                     Steven Roth
                                                     General Partner

















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